UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2007

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

On December 13, 2007, Cosmote Mobile Telecommunications S.A. (“Cosmote”) delivered to the Registrant the reasoned opinion of its Board of Directors dated December 12, 2007 (the “Reasoned Opinion”) pursuant to Greek Law 3461/2006 regarding the Registrant’s offer to purchase any and all of the ordinary shares of Cosmote that are not already owned, directly or indirectly, by the Registrant, at a price of €26.25 per ordinary share (the “tender offer shares”).

The Reasoned Opinion  concludes, inter alia, that the Offer Price of €26.25 per share is fair from a financial point of view to the holders of the tender offer shares.

The English language version of the Reasoned Opinion is furnished to the SEC under cover of this Report of Foreign Private Issuer on Form 6-K pursuant to Rule 14e-2 of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 14, 2007

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

Exhibit 99.1

English language version of the Reasoned Opinion, dated December 12, 2007.

Reasoned opinion of the Board of Directors of the company «COSMOTE MOBILE TELECOMMUNICATIONS S.A.» («Cosmote» or the «Company») regarding the Voluntary Tender Offer of the «HELLENIC TELECOMMUNICATIONS ORGANISATION S.A.» («OTE» or the «Offeror») for the purchase of all the common shares of COSMOTE.

Following the submission by OTE on 9 November 2007 (“Date of the Tender Offer”) of a voluntary tender offer for the purchase of all common shares of the Company (the “Tender Offer”) and the publication on 4 December 2007 of the approved by the Hellenic Capital Market Commission information circular of OTE (the “Information Circular”), the Board of Directors of COSMOTE met on 12 December 2007 to formulate, in accordance with article 15 of l. 3461/2006 on public offers (the “Law”), the present reasoned opinion (the “Reasoned Opinion”) in relation to the Tender Offer.

According to the Information Circular, the Tender Offer relates to the acquisition by the Offeror of all common shares of the Company, with a nominal value of €0.47 each (the “Shares”), which the Offeror  did not already own directly or indirectly as at the Date of the Tender Offer (the “Tender Offer Shares”). More specifically, at the Date of the Tender Offer, the Tender Offer Shares amounted to 107,695,259 Shares that represented approximately 32,17% of the share capital and voting rights of the Company, plus up to 1,178,570 new Shares (the “New Shares”), that correspond to an equal number of stock option rights for the acquisition of Company shares according to the executives’ stock option which has been approved by the general shareholders’ meetings (the “Option Scheme”), provided that the New Shares will have been issued and listed on the Athens Stock Exchange until the expiration of the acceptance period of the Tender Offer (namely, until Tuesday, 29 January 2008).

It is noted that the Shares are listed and traded on the Athens Stock Exchange (“ASE”) and, in the form of Global Depositary Receipts (“GDRs”), on the London Stock Exchange (the “LSE”).

The offer price for the purchase of each Tender Offer Share amounts to €26.25 in cash (the “Offer Price”).

According to the announcement of the Offeror as at 6 December 2007, on 5 December 2007, the Offeror already held Shares corresponding to 90,72% of the voting rights of the Company.

A. Number of Shares that are held or controlled directly or indirectly by members of the Board of Directors and the management of the Company:

The members of the Board of Directors of the Company and its management - members of the Management Committee of the Company (the “Management Team”), are the following:

Members of the Board of Directors:

P. Vourloumis

Chairman & Managing Director – Executive member

K. Apostolides

Vice-Chairman - Independent Non-executive member

M. Tsamaz

Deputy Managing Director– Executive member

I. Vezanis

Independent non-executive member

Ι. Aivazis

Non executive member

Ε. Despotou

Non executive member

G. Ioannidis

Non executive member

G. Mavrakis

Non executive member

C. Economou

Non executive member

Management Team:

Ζ. Piperidis

Commercial General Director

G. Tsonis

Technical General Director

Α. Filippou Klοpfer

Chief Financial Officer

G. Athanasopoulos

Operations & IT Systems General Director

Ε. Nikolaidi

General Counsel – Legal, Competition & Regulatory Affairs

      General Director

Ε. Papadopoulou

Human Resources Director

Y. Karagiannis

Managing Director of Germanos SA

On 10 December 2007, the members of the Board of Directors and the Management Team did not hold or control directly or indirectly any Shares.

In addition, in the context of the Option Scheme, as at 10 December 2007 the members of the Board of Directors of the Company and the Management Team, held in total  66,260 mature1 and 535,900 outstanding2 options for the purchase of Company shares.

B. Actions that have already been taken or are intended to be taken by the Board of Directors of the Company in relation to the Tender Offer:

The Board of Directors of the Company was informed in writing on 9 November 2007 of the decision of the Board of Directors of OTE regarding the submission of the Tender Offer and informed accordingly the employee representatives of the Company on Monday, 12 November 2007.

Subsequently, the Board of Directors of the Company selected as financial advisors, in accordance with article 15 of the Law, the companies EFG Telesis Finance AEPEY, Morgan Stanley & Co. Limited and N M Rothschild & Sons Limited (the “Advisors”), for the purpose of compiling, in accordance with the Law, a detailed report accompanying the Reasoned Opinion of the Board of Directors.

The Information Circular was approved by the Hellenic Capital Market Commission on 29 November 2007 and was made available to the public on 4 December 2007, on which date it was communicated by the Board of Directors of the Company to the Company’s employees representatives.

Subsequently, and according to the Law, the Board of Directors of the Company will publish and submit its Reasoned Opinion to the Hellenic Capital Market Commission and the Offeror, notifying it, at the same time, to the representatives of the Company’s employees. It is noted that the representatives of the Company’s employees have not  to date submitted to the Board of Directors a separate opinion in respect of the Tender Offer effects on the employees’ employment.

Beyond the above, the Board of Directors of the Company did not take any other specific action in relation to the Tender Offer.

In addition, the Board of Directors did not take and does not intend to take any action that is not part of the regular course of action of the Company and that could lead to a cancellation of the Tender Offer.

C. Agreements between the Board of Directors or the members of the Board of Directors and the Offeror

No such agreements exist.

For the sake of completeness, the following is noted:

Mr. Panagis Vourloumis, Chairman of the Board of Directors and Managing Director of the Company, is also Chairman of the Board of Directors and Managing Director of OTE.

Mr. Iordanis Aivazis, member of the Board of Directors of the Company, is also Executive General Manager, as well as authorized representative and responsible person of OTE for the compilation of the Information Memorandum.

Mr. Michael Tsamaz, Deputy Managing Director of the Company, is also Chairman of the Board of Directors of OTE Global Solutions SA (OTEGlobe), Managing Director of OTE Investments and member of the Board of Directors of OTE International Investments LTD and Romtelecom SA, which all make part of the OTE Group of companies.

Mrs. Elli Despotou, member of the Board of Directors of the Company, is also Chairman of the Board of Directors of OTE Real Estate SA, a company of the OTE Group.

Mr. George Ioannidis, member of the Board of Directors of the Company, is also Managing Director of Romtelecom SA and member of the Board of Directors of OTE Academy, which both make part of the OTE Group of companies..

Mr. George Mavrakis, member of the Board of Directors of the Company, is also Deputy CFO of OTE.

Mr. Christos Economou, member of the Board of Directors of the Company, is also an employee of OTE.

D. Reasoned Opinion of the Board of Directors with respect to the Tender Offer.

D.1. The Offeror has stated in the Information Circular that it intends to pay the Offer Price in cash for each Tender Offer Share lawfully and validly accepted in the context  of the Tender Offer.

According to the announcement of OTE of 9 November 2007:

–

The above Offer Price is higher by:

•

12.5% from the average stock market price of the last quarter

•

13.8% from the average stock market price of the last semester

•

14.4% from the average stock market price of the last nine-month period

•

15.2% from the average stock market price of the last year

–

The Offeror will assume the payment of the 0.08% clearance duties levied in favor of HELEX in relation to the registration of the off-exchange transfer of the tendered Shares, which would otherwise be payable by the accepting shareholders, in accordance with the Decision 153 / 18 December 2006 of the Board of Directors of HELEX. Consequently, the accepting shareholders will receive the total amount of the Offer Price.

D.2. The Advisors, using internationally accepted valuation methods, advised the Board of Directors of the Company that the Offer Price is fair from a financial point of view to the holders of the Tender Offer Shares.

D.3. The Offeror has stated in the Information Circular that if, following the end of the acceptance period, the Offeror holds, directly or indirectly, Shares representing less than 90% of the total voting rights in the Company, the Offeror intends to proceed in merging with the Company by absorbing the latter.

In addition, the Offeror has stated that, if, following the end of the acceptance period, the Offeror holds, directly and indirectly, Shares representing in aggregate at least 90% of the total voting rights of the Company:

A) the Offeror will exercise the right to require the transfer to it of all remaining Shares, in accordance with article 27 of the Law (“Squeeze-out Right”).

B) the Offeror is under the obligation to acquire through on market transactions all the Shares which will be offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against payment in cash of the Offer Price, in accordance with article 28 of the Law.

Subsequently, the Offeror will convene a general meeting of the Shareholders with the item of the agenda being the delisting of the Shares from the ATHEX. Equally, the Offeror intends to seek the delisting of the GDRs from the LSE.

In the event that the Offeror acquires 100% of the Shares, it intends not to change the corporate status of the Company.

According to the announcement of the Offeror as at 6 December 2007, on 5 December 2007 the Offeror already held Shares corresponding to 90,72% of the voting rights of the Company.

D.4. The Business Strategy of the Offeror

As the Offeror has analytically stated in paragraph 3.5 of the Information Circular:

“The acquisition by the Offeror of 100% of the Company aims at integrating at the level of the Group, which offers all range of telecommunication services, the strategy for maintaining its position in the evolving new markets which overcome the traditional split between fixed and mobile telephony.”

“The concurrent trading of the shares of two companies which are members of the same Group on organized markets may make difficult the drawing of a common strategy to face the [current challenges of the Greek telecommunications market].”

“The acquisition by the Offeror of all Shares of the Company will improve the ability to offer consolidated services by the Group. Common billing through a single service platform, the improvement of functionality through the seamless transfer from one network to the other, as well as the improvement of synergies at the level of development and distribution of products, supplies and infrastructure constitute only some of the benefits deriving from the acquisition.”

“In addition to the above, the Offeror does not intend within a reasonable, in view of the circumstances, time period to proceed with the restructuring of OTE, the Company and its subsidiaries, or to make changes in the terms of employment, in the managerial staff, or in the total number of the employees of such companies as a result of its acquisition of the [Company].”

The Board of Directors of the Company taking into account the above unanimously forms the following opinion:

A. According to what is mentioned in the Information Circular, the successful outcome of the Tender Offer is not expected to negatively affect the interests of the Company or have any negative consequences on the interests of the Company’s employees.

B. The strategic plans of the Offeror, as described in the Offering Circular, are not expected to adversely impact the terms of employment in the areas where the Company operates.

C. The Offer Price of €26,25 per Share is fair from a financial point of view to the holders of Tender Offer Shares.

It is noted that in any case the present Reasoned Opinion should not be interpreted as a recommendation or advice towards the Shareholders for the acceptance or rejection of the Tender Offer.

The present Reasoned Opinion of the Company’s Board of Directors is compiled according to the provisions of article 15, par. 1 & 2 of the Law, is submitted to the Hellenic Capital Market Commission and to the Offeror, according to article 15 par. 3, and is published according to article 16 par. 1 of the Law.

Copies of the Advisor’s reports, along with the present Reasoned Opinion of the Company’s Board of Directors will be available to the public throughout the entire acceptance period at the registered offices of COSMOTE Mobile Telecommunications S.A. at 44 Kifissias Avenue, Athens.

This document is an English translation of the original Greek version. In case of discrepancy or inconsistency between the two versions, the original Greek version shall prevail.

Athens, 12.12.2007

FOR THE BOARD OF DIRECTORS OF COSMOTE

MICHAEL TSAMAZ

DEPUTY MANAGING DIRECTOR

Footnotes

1 According to the Option Scheme, provided that the options’ holders exercise their relevant right, the mature options will be transformed into shares of the Company following a decision of the Board of Directors of the Company for a capital increase. This decision is expected to be taken in December 2007.

2 According to the Option Scheme, the outstanding options mature gradually until the year 2010 and can be exercised until the year 2011, according to the terms of the Scheme.